SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                               SCHEDULE 13E-4

                       ISSUER TENDER OFFER STATEMENT
          (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                ACT OF 1934)
                             (AMENDMENT NO. 1)

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                            CENDANT CORPORATION
                              (Name of Issuer)

                         CENDANT STOCK CORPORATION
                    (Name of Person(s) Filing Statement)

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                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                151313 10 3
                   (CUSIP Number of Class of Securities)

                              James E. Buckman
                         Cendant Stock Corporation
                             9 West 57th Street
                             New York, NY 10019
                               (212) 413-1800
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            -------------------

                                 COPIES TO:

           Eric J. Friedman                            Eric J. Bock
 Skadden, Arps, Slate, Meagher & Flom LLP          Cendant Corporation
           919 Third Avenue                        9 West 57th Street
       New York, New York 10022                  New York, New York 10019
            (212) 735-3000                          (212) 413-1836

                            -------------------

                               June 16, 1999
   (Date Tender Offer First Published, Sent or Given to Security Holders)


                         CALCULATION OF FILING FEE

                   TRANSACTION                 AMOUNT OF
                    VALUATION*                FILING FEE

                  $1,125,000,000               $225,000

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*    Calculated solely for purposes of determining the filing fee in accordance with Section 13 (e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder. This amount assumes the purchase of 50,000,000 shares of Cendant Corporation common stock, par value $.01 per share, at the maximum tender offer price per share of $22.50.

(X) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount Previously Paid:  $225,000            Filing Party:  Cendant Stock
 Form of Registration No.:  Schedule 13E-4                    Corporation
                                               Date File:   June 16, 1999



      This Amendment No. 1 amends the Issuer Tender Offer Statement on
 Schedule 13E-4 initially filed on June 16, 1999 (as amended, the "Statement"), relating to the tender offer by Cendant Stock Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Cendant Corporation ("Cendant"), to purchase up to 50,000,000 shares of Cendant common stock, par value $.01 per share (the "Shares"), at prices, net to the seller in cash, not greater than $19.75 nor less than $22.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 1999 and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meaning given such terms in the Offer.

 ITEM 3.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

      Item 3(d) is hereby amended and supplemented by the following information:

      On June 30, 1999, Cendant issued a press release (the "Directors Press Release") which announced, among other things, that at Cendant's July Board of Directors meeting Cendant intends to reduce the size of its Board of Directors from 17 to 14 members, following the resignation of three directors, Robert P. Rittereiser, Craig R. Stapleton and E. John Rosenwald. All three directors previously served on the Board of Directors' Litigation Committee and have resigned following a vote by Cendant shareholders on May 27, 1999, to eliminate that committee.

      In a separate press release issued on June 30, 1999 (the "Merger Press Release"), Cendant announced that Robert D. Kunisch has retired as a vice chairman of Cendant, but will remain as a director.

      A copy of the Directors Press Release and the Merger Press Release are included as exhibits hereto and are incorporated herein by reference.

 ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

      The Merger Press Release announced, among other things, that Cendant has completed the divestiture of its Fleet Business pursuant to the Merger Agreement. The Closing (as defined in the Merger Agreement) of the Merger was a condition to the Offer.

      A copy of the Merger Press Release is included as an exhibit hereto and is incorporated herein by reference.

 ITEM 8.   ADDITIONAL INFORMATION.

      Item 8(e) is hereby amended and supplemented by incorporation by reference herein of the information set forth above under Item 3(d) and
 Item 5.

 ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented by the addition of the following exhibits thereto:

      (a) (14) Press release of Cendant, dated June 30, 1999, in connection with the resignation of directors.

      (a) (15) Press release of Cendant, dated June 30, 1999, in connection with the Closing of the Merger.




                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      CENDANT STOCK CORPORATION


                                      By: /s/ James E. Buckman
                                         -------------------------------
                                         Name:  James E. Buckman
                                         Title: Executive Vice President


 Dated:  June 30 , 1999



                              INDEX TO EXHIBITS

      ITEM      DESCRIPTION
      ----      -----------
      (a) (14)  Press release of Cendant, dated June 30, 1999, in connection with the resignation of directors.

      (a) (15) Press release of Cendant, dated June 30, 1999, in connection with the Closing of the Merger.